OLSHAN
Park Avenue Tower * 65 East 55th Street * New York, New York 10022
Telephone: 212-451-2300 * Facsimile: 212-451-2222
_____________________________________________________________________________________

May 12, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Registration Statement on Form S-1 filed April 7, 2014,
as amended by Amendment No. 1 filed herewith
File No. 333-195081

Ladies and Gentlemen:

On behalf of IZEA, Inc., a Nevada corporation (the “Company”), we hereby submit in electronic format via EDGAR for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, No. 333-195081 (the “Amendment”), for the registration of shares of the Company’s common stock under a selling stockholder resale prospectus, and one complete copy of the exhibits listed in the Amendment as filed therewith.
The Amendment is being filed to respond to the second comment contained in the staff’s comment letter, dated April 25, 2014, to the Company. Edward H. (Ted) Murphy has signed the Amendment as principal accounting officer, in addition to his other positions and capacities. We have previously responded on May 1, 2014, to the first and third comments contained in the staff’s comment letter. Additionally, the Amendment includes a small number of business and financial updates, including “flash numbers” for the Company for the quarter ended March 31, 2014, appearing under the heading “Preliminary Results for First Quarter of 2014” on page 2 of the Amendment. The Company did not experience an adverse trend in its prior quarter.
Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, the Company plans to file today a request with the staff of the Commission for acceleration of effectiveness of the Registration Statement to 9:30 a.m. on Wednesday, May 14, 2014, or as soon thereafter as practicable.
A courtesy copy of this letter and the Amendment, together with all exhibits, are being e-mailed directly to the staff for its convenience (attention: Emily Drazan, Esq.) in the review of the foregoing documents.
Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact LeAnn Hitchcock, the Company’s Interim Chief Financial Officer, at (407) 341-7133, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman
Enclosures
cc:    Emily Drazan, Esq., Law Clerk
Celeste Murphy, Legal Branch Chief
Mr. Sharon Virga, Staff Accountant
Ms. Ivette Leon, Assistant Chief Accountant
Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance
Ms. LeAnn Hitchcock, Interim Chief Financial Officer